September 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Christian Windsor

Re:	Beneficient Amendment No. 1 to Post-Effective Amendment No. 1 on Form S-1 to Form S-4 Filed August 31, 2023 File No. 333-268741

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 14, 2023, regarding the Company’s Amendment No. 1 to Post-Effective Amendment No. 1 on Form S-1 to Form S-4 (the “Post-Effective Amendment”) filed with the Commission on August 31, 2023. In connection with this letter, a second amendment to the Post-Effective Amendment (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Post-Effective Amendment No. 1 on Form S-1 to Form S-4

General

1.

Revise this Post Effective Amendment consistent with the revisions that you make to the Form S-1 filed to register the resale of securities by Maxim (File No. 333-273328) in response to the staff’s comments on that amended registration statement.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 2 accordingly to conform with revisions made in response to the Staff’s comments to the Form S-1 filed to register the resale of securities by Maxim (File No. 333-273328).

*  *  *  *  *  *

Haynes and Boone, LLP	2801 N. Harwood Street | Suite 2300 | Dallas, TX 75201 T: 214.651.5000 | haynesboone.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

September 25, 2023

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer
Gregory W. Ezell, Chief Financial Officer
James G. Silk, Esq., Chief Legal Officer
David B. Rost, Esq., General Counsel
Logan Weissler, Esq., Haynes and Boone, LLP
Alexa Cooper, Esq., Haynes and Boone, LLP